Filed by Southwest Airlines Co.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: AirTran Holdings, Inc.

Commission File No.: 1-15991

On December 30, 2010, Southwest Airlines Co. (“Southwest”) began provisioning its aircraft with the January issue of Southwest’s inflight magazine, Spirit. The magazine includes the following communications:

Gary’s Greeting

Happy New Year!

Every year, many of us come up with New Year’s resolutions. Even if you don’t, you have to admit, it’s always exciting to make plans for the future. That is especially so if one has past successes to build upon. That’s exactly where we find Southwest Airlines as we contemplate a very exciting 2011: our 40th anniversary. While we have many new things planned for 2011, our much anticipated acquisition of AirTran Airways, which was announced on September 27, tops the list. For the latest news on the transaction, please visit our web site, lowfaresfarther.com.

We’re excited because this acquisition creates significant growth opportunities for both airlines in an environment where growth has been painfully absent. However, thanks to lower costs and fares, growth is possible, pure and simple.

Of course, this means more jobs and career opportunities for our combined Employee groups as a whole. Growth offers Customers more low-fare destinations as we extend our network and diversify into new markets, including significant opportunities to and from Atlanta, the busiest airport in the United States and the largest domestic market we do not serve, as well as Washington, D.C., via Ronald Reagan National Airport. The acquisition also allows us to expand our presence in key markets like New York LaGuardia, Boston Logan, Baltimore/Washington, and Milwaukee. It presents us with the opportunity to grow our service to many smaller domestic cities that we don’t serve today and, in many cases, are not well-served by other airlines. Plus, it provides access to key near-international leisure markets in the Caribbean and Mexico. The acquisition allows us to better respond to the economic and competitive challenges of our industry and fits perfectly within our strategy for our fifth decade of service. Finally, this deal has the potential to boost profits and financial returns on capital.

This isn’t a “done deal” just yet because closing is subject to the approval of AirTran stockholders, receipt of certain regulatory clearances, and fulfillment of customary closing conditions (see page 22 for details). You can be assured, though, it tops our list of resolutions for the New Year: To get this deal closed!

So, on behalf of the entire Southwest Family, we wish you a very happy and prosperous New Year!

Gary Kelly

Chairman, President, and CEO

Southwest Airlines

The Fine Print

Important Information for Investors and Stockholders

Communications in Spirit Magazine do not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed acquisition of AirTran Holdings, Inc. (“AirTran”) by Southwest Airlines Co. (“Southwest”) will be submitted to the stockholders of AirTran for their consideration. In connection therewith, Southwest has filed a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”) that includes a proxy statement of AirTran that also constitutes a prospectus of Southwest. Southwest and AirTran also plan to file other documents with the SEC regarding the proposed transaction. SOUTHWEST URGES INVESTORS AND SECURITY HOLDERS OF AIRTRAN TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY AS THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the proxy statement/prospectus and other documents containing important information about Southwest and AirTran, as such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov/. Copies of the documents filed with the SEC by Southwest are available free of charge on Southwest’s website at http://www.southwest.com/ under the tab “Investor Relations” or by contacting Southwest’s Investor Relations Department at (214) 792-4415. Copies of the documents filed with the SEC by AirTran are available free of charge on AirTran’s website at http://www.airtran.com/ under the tab “Investor Relations” or by contacting AirTran’s Investor Relations Department at (407) 318-5188.

Southwest, AirTran and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of AirTran in connection with the proposed transaction. Information about the directors and executive officers of Southwest is set forth in its proxy statement for its 2010 annual meeting of shareholders, which was filed with the SEC on April 16, 2010. Information about the directors and executive officers of AirTran is set forth in its proxy statement for its 2010 annual meeting of stockholders, which was filed with the SEC on April 2, 2010. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the proxy statement/prospectus and other relevant materials filed with the SEC.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These include statements relating to Southwest’s expectations with respect to the acquisition of AirTran. These forward-looking statements are based on Southwest’s current intent, expectations, and projections and are not guarantees of future performance. These statements involve risks, uncertainties, assumptions, and other factors that are difficult to predict and that could cause actual results to vary materially from those expressed in or indicated by them. Factors include, among others, the possibility that the transaction is delayed or does not close, including due to the inability of Southwest and AirTran to obtain all approvals necessary or the failure of other closing conditions.

Southwest cautions that the foregoing list of factors is not exclusive. Additional information concerning these and other risks is contained in Southwest’s and AirTran’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other SEC filings. Southwest undertakes no obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof.